COCO GLOBAL INC.

REVIEWED FINANCIAL STATEMENTS

FROM THE INCEPTION DATE (MAY 9, 2024) TO YEAR ENDED DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
COCO GLOBAL Inc.
Sheridan, Wyoming

We have reviewed the accompanying financial statements of COCO GLOBAL Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 9, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 26, 2025
Los Angeles, California

As of December 31,		**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	27,880
Total Current Assets		**27,880**
Total Assets	**$**	**27,880**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Deferred Revenue	$	109,418
Total Current Liabilities		**109,418**
Total Liabilities		**109,418**
STOCKHOLDERS' EQUITY		
Common Stock		500,000
Subsription Receivable		(500,000)
Accumulated Other Comprehensive Income (AOCI)		3,695
Accumulated Deficit		(85,233)
Total Stockholders' Equity		**(81,538)**
Total Liabilities and Stockholders' Equity	**$**	**27,880**

See accompanying notes to financial statements.

For the Year Ended December 31,		2024
(USD $ in Dollars)		
Net Revenue	$	-
Cost of Goods Sold		-
Gross Profit/ (Loss)		**-**
Operating Expenses		
General and Administrative		22,164
Research and Development		63,069
Total Operating Expenses		**85,233**
Net Operating Loss		**(85,233)**
Interest Expense		-
Other Loss/(Income)		-
Loss Before Provision for Income Taxes		**(85,233)**
Provision/(Benefit) for Income Taxes		-
Net Loss	**$**	**(85,233)**

See accompanying notes to financial statements.

COCO GLOBAL INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Subsription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (AOCI)	Total Stockholders' Equity
Inception Date- May 9, 2024	**-**	**-**	**-**	**$ -**	**$ -**	**$ -**
Issuance of stock	50,000,000	500,000	(500,000)	-	-	-
Foreign Currency Translation Adjustment	-	-	-	-	3,695	3,695
Net Loss	-	-	-	(85,233)	-	(85,233)
Balance—December 31, 2024	**50,000,000**	**$ 500,000**	**$ (500,000)**	**$ (85,233)**	**$ 3,695**	**$ (81,538)**

See accompanying notes to financial statements.

COCO GLOBAL INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,		2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(85,233)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities		
Foreign Currency Translation Adjustment		3,695
Changes in Operating Assets and Liabilities:		
Deferred Revenue		109,418
Net Cash Provided by Operating Activities		**27,880**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided by Financing Activities		**-**
Change in Cash & Cash Equivalents		**27,880**
Cash & Cash Equivalents —Beginning of The Year		-
Cash & Cash Equivalents—End of The Year	**$**	**27,880**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	-

See accompanying notes to financial statement

1. NATURE OF OPERATIONS

COCO GLOBAL Inc. was incorporated on May 9, 2024, in the state of Wyoming. The financial statements of COCO GLOBAL Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, Wyoming.

COCO GLOBAL Inc. is a real estate development company that builds custom properties for clients and enters into profit-sharing agreements for managing their rentals. Our model aligns our success with our clients' by ensuring long-term value creation through expert property development and rental management.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Foreign Currency Translation

The Company's functional currency is the Euro (EUR), as this is the currency of the primary economic environment in which the Company operates. However, the accompanying financial statements are presented in U.S. dollars (USD) in accordance with U.S. GAAP.

Translation Methodology:

- Assets and liabilities are translated into USD using the exchange rate in effect at the balance sheet date.
- Revenues and expenses are translated using the average exchange rate for the reporting period.
- Equity transactions are translated at historical exchange rates.
- The resulting foreign currency translation adjustments are recorded in Accumulated Other Comprehensive Income (AOCI), a separate component of shareholders' equity, and do not impact net income.

As of December 31, 2024, the cumulative foreign currency translation adjustment recorded in AOCI was $3,695.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2025, which is the date the financial statements were available to be issued.

3. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.01. As of December 31, 2024, 50,000,000 shares have been issued and were outstanding.

4. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, consists of the following:

For the Year Ended December 31,		2024
Net Operating Loss	$	(17,899)
Valuation Allowance		17,899
Net Provision For Income Tax	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, are as follows:

As of December 31,		2024
Net Operating Loss	$	(17,899)
Valuation Allowance		17,899
Total Deferred Tax Asset	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax

assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $85,233. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

5. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

7. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $85,233, and liquid assets in cash of $27,880, which are less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.